Exhibit 99.1



Mountain Province
DIAMONDS







— 2013 Annual Report —



CORPORATE PROFILE

Mountain Province Diamonds is a Toronto-based diamond mining company. Through a joint venture with De Beers (51%), Mountain Province controls 49% of the world's largest and richest new diamond mine under construction at Kennady Lake in the heart of Canada's diamond fields in the Northwest Territories.

The Gahcho Kué (GK) project hosts four known kimberlite pipes, three of which have a probable mineral reserve of 55.5 million carats. Construction at GK commenced in December 2013 and is expected to be completed in late 2015. Commissioning of the diamond plant is scheduled in H1 2016, and first production in H2 2016. The mine will produce an average of 4.5 million carats per year for the first 12 years.



Point Lake
Ekati Diamond Mine
Lake Providence
Lac de Gras
Diavik Diamond Mine
Aylmer Lake
Courageous Lake
MacKay Lake
Snap Lake Mine
Fletcher Lake
Smart Lake
Cansell Lake
Gahcho Kué Project
Whitefish Lake
Garde Lake
Russell Lake
Yellowknife
Lynx Lake
Lutselk'e
Taltson R.
Nonacho Lake
Rutledge Lake
Great Slave Lake
Coventry Lake

In addition to the 55.5 million carat reserve, GK has a further indicated resource of 1.1 million carats and inferred resource of 18.4 million carats. These resources could extend the mine life beyond 12 years.

Tuzo Deep, the depth extension of the massive Tuzo kimberlite pipe, is designed to define a resource from the bottom of the inferred resource at 560 meters to a depth of 750 meters. Based on initial results, Tuzo Deep could extend the planned mine life to more than 20 years.



Construction Underway
KOMATSU

Mountain Province Diamonds

MESSAGE TO SHAREHOLDERS

2013 was truly a landmark year for our company! In July 2013 the Mackenzie Valley Environmental Review Board completed an in-depth environmental review and recommended permitting of the mine. In October 2013 the Canadian federal government accepted the recommendation of the Review Board, clearing the way for final permitting. The first permits were received in late November, and construction commenced in December 2013.

On December 13, 2013, almost 20 year after discovery, the first blast took place in the quarry above the north lobe of the 5034 kimberlite, starting development of the world's largest and richest new diamond mine.

In early 2014, ice road deliveries of equipment and supplies commenced. Almost 800 truckloads have been delivered to Gahcho Kué, thereby ensuring that the mine has all the necessary supplies to continue construction until the 2015 ice road opens.

By the end of March 2014, the overall project construction was 20 percent complete. Major construction is expected to be completed by the end of 2015, followed by commissioning of the diamond plant in H1 2016 and first production in Q3 2016.

A recently completed feasibility study update confirms that Gahcho Kué is economically robust (32.6% IRR), technically credible and environmental sound. Gahcho Kué will produce 53.4 million carats from open-pits over the first 12 years of the mine life. During the first three years of full production, the mine will produce an average of 5.6 million carats per year, with projected revenue for Mountain Province of approximately $400 million per year. This exceptionally strong cash flow will enable us to achieve a rapid payback of any project debt.

Together with the updated feasibility study, Mountain Province received an updated Mineral Reserve Statement confirming that the first mine has 35.4 million tonnes, grading 1.57 carats per tonne, and containing 55.5 million carats. Completion of the Tuzo Deep drilling to a depth of 560 meters below surface allowed for an update of the Gahcho Kué Mineral Resource Statement, which was announced in July 2013. Gahcho Kué's Indicated Mineral Resource increased by 12 percent, from 50.5 million carats to 56.6 million carats, and the Inferred Mineral Resource increased by 80 percent, from 10.3 million carats to 18.5 million carats. The substantial indicated and inferred resources open the potential for an extension of the mine life beyond the planned 12 years.



With construction now underway, our focus is keenly on achieving the plan and budget. With the dedicated hard work and support of our employees and business partners, we believe this is achievable. My thanks go to our shareholders, directors, employees and business partners for the terrific contributions they have made to our success in 2013.

Patrick Evans
President and CEO
May 2014



INVESTING IN GAHCHO KUÉ

Gahcho Kué (GK) is located in the Northwest Territories, which is the heart of Canada's diamond mining industry. The GK project hosts four known kimberlites, three of which – 5034, Hearne and Tuzo – have defined mineral resources and mineral reserves.

Gahcho Kué Independent Resource Statement
(Mineral Services, 2013)

Kimberlite Pipe	Resource	Volume (Mm3)	Tonnes (Mt)	Grade (cpht)	Carats (Mct)
5034	Indicated	5.1	12.7	188	23.9
	Inferred	0.3	0.8	150	1.2
Hearne	Indicated	2.3	5.3	223	11.9
	Inferred	0.7	1.6	180	2.9
Tuzo	Indicated	6.6	15.8	132	20.8
	Inferred	3.7	8.9	161	14.4
Summary	Indicated	14.0	33.8	167	56.6
	Inferred	4.7	11.3	164	18.5

Gahcho Kué Independent Reserve Statement
(JDS Mining, 2014)

Kimberlite pipe	Reserve	Tonnes (Mt)	Grade (cpht)	Carats (Mct)
5034	Probable	13.4	174	23.3
Hearne	Probable	5.6	207	11.7
Tuzo	Probable	16.4	125	20.6
Total	Probable	35.4	157	55.5

Gahcho Kué Independent Diamond Valuation
(WWW International Diamond Consultants, 2014)

Actual Price US$/carat

Pipe	Zone	Total	$/Carat	Total
5034	Centre/East	1,957.54	196	$ 383,561
	West Lobe	1,132.14	102	115,767
Hearne		2,905.76	88	254,935
Tuzo		2,321.85	298	690,805
Total		8,317.29	$174	$1,445,068

Gahcho Kué Independent Feasibility Study
(JDS Mining, 2014)

Project IRR (excluding sunk costs)	32.6%
Capital to completion (2013$ unescalated)	C$783M
Contingency	C$75.6M
Working capital	C$80.1M
Sustaining capital LOM including mine closure	C$92.7M
Operating costs	C$72.51 per tonne
Project mine life	12 years
Average annual production	3 million tonnes
Total diamond production	53.4 million carats
Average annual diamond production	4.45 million carats
Modeled diamond price (real 1.5% escalation over LOM)	US$149.66 per carat
NPV at 8%	C$1.23 billion

INVESTING IN DIAMONDS



Barriers to Entry

Economic diamond mines are extremely rare. In fact, it has been said that it is a thousand times more difficult to find an economic diamond mine than it is to find a gold mine. The absence of major new discoveries over the past 20 years supports this.

Major mining companies have spent hundreds of millions of dollars exploring for diamonds in some of the most remote and inaccessible parts of the world – largely without success. Gahcho Kué, discovered by Mountain Province 20 years ago, was the last major diamond discovery.

Not only are economic kimberlites very difficult to find, but global diamond exploration expenditures have been cut back severely, which reduces the likelihood of further discoveries. The result will inevitably be higher rough diamond prices for a sustained period, with little prospect of market disruption as a consequence of major new supply. This will be very beneficial for Mountain Province shareholders.

Diamond Supply Deficit

In 2012, global production was 128 million carats, down from a peak of 177 million carats produced in 2005. Russia's ALROSA, the world's production leader, produced 34.4 million carats in 2012, or 27% of global production. De Beers accounted for 22% of global production, and Rio Tinto 10%.



Global Diamond Supply and Demand

Rough diamond supply is expected to fall short of demand for at least the next 20 years. Canada's two largest diamond mines – Diavik and Ekati – exhausted their open pit resources in 2012 and are both seeing lower production and higher costs as they have gone underground. This is a common challenge facing the major diamond producers.

Unlike the 1990s, there is no global diamond stockpile which can be tapped into to supplement diminishing production. By 2016, when Gahcho Kué is expected to come into production, the supply deficit will have grown and is expected to be acute. This should provide strong price support for Gahcho Kué's production and improved operating margins.



Powerful New Markets

Ninety-nine percent of gem diamonds are consumed in the manufacture of jewelry, and most go into diamond engagement rings. Approximately 2.2 million weddings took place in the US in 2013, compared with over 13 million in China and 10 million in India. Increasingly, Chinese and Indian brides are receiving diamond engagement rings, which is a key driver of demand.

Over the next 5 years, US demand for diamonds is expected to decline from approximately 37 percent of the world market to around 34 percent. During the same period demand in India is forecast to grow from 9 to 14 percent and demand in China is expected to grow from 13 to 17 percent. The chart on the left illustrates the future trends of global demand.

CORPORATE HIGHLIGHTS



Gahcho Kué Joint Venture

- Mountain Province 49%, De Beers 51%
- Each partner markets their own share of diamond production
- JV management committee has two representatives from each company
- Plans and budgets require joint consent, i.e. no majority vote
- Each partner contributes a proportionate share of development costs
- JV has appointed De Beers Canada as the project operator
- Strong performance obligations on the operator

Gahcho Kué Development Schedule

- Review Board approval - July 2013
- Federal government approval - October 2013
- Construction started - December 2013
- Target for plant commissioning - H1 2016
- Target for start of production - H2 2016



CORPORATE INFORMATION

Head Office
Mountain Province Diamonds Inc.
161 Bay Street
Suite 2315, P.O. Box 216
Toronto, Ontario
M5J 2S1

T: 416-361-3562

Officers and Directors
Jonathan Comerford, MBA
Chairman

Patrick Evans
President, CEO and Director

Bruce Ramsden
Vice President Finance and CFO

Registrar & Transfer Agent
Computershare Investor Services
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

T: 416-263-9200
E: service@computershare.com

Bruce Dresner, MBA, BA
Director

Peeyush Varshney, LL.B
Director

Carl G. Verley, B.Sc., P.Geo.
Director

David Whittle, CA
Director

Auditors
KPMG LLP
333 Bay Street, Suite 4600
Toronto, Ontario
M5H 2S5

Investor Relations
Patrick Evans
President and CEO

Legal Counsel
Max Pinsky Personal
Law Corporation
1780 - 400 Burrard Street
Vancouver, B.C.
V6C 3A6

T: 416-361-3562
E: info@mountainprovince.com

www.mountainprovince.com

Mountain Province Diamonds



www.mountainprovince.com



Mountain Province
DIAMONDS



Management's Discussion and Analysis

Financial Statements





— 2013 Annual Report —

MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2013



This Management's Discussion and Analysis ("MD&A") provides a review of the financial performance of Mountain Province Diamonds Inc. (the "Company" or "Mountain Province" or "MPV") and should be read in conjunction with the audited consolidated financial statements and the notes thereto as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.

The Company's audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

All amounts are expressed in Canadian dollars unless otherwise stated.

Technical information included in this MD&A regarding the Company's mineral property has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties ("NI 43-101").

Additional information, related to the Company is available on SEDAR at www.sedar.com, and on EDGAR at http://sec.gov/edgar.shtml, and on the Company's website at www.mountainprovince.com.

COMPANY HIGHLIGHTS

On March 12, 2014, the Company has increased the size of its previously announced public offering to 3,500,000 common shares (the "Common Shares"), at a price of $5.10 per Common Share for gross proceeds of $17,850,000 (the "Offering"). The Offering is being led by BMO Capital Markets.

On March 11, 2014, the Company announced that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, under which the underwriters have agreed to buy, on a bought deal basis by way of private placement, 3,000,000 common shares (the "Common Shares") of the Company, at a price of $5.10 per Common Share for gross proceeds of $15,300,000 ("the Offering").

Concurrent with the bought deal private placement, the Company intends undertaking a non-brokered private placement ("Non-brokered Private Placement") of Common Shares of the Company at a price not less than $5.10 per Common Share. The Non-brokered Private Placement may be sold to Bottin (International) Investments Ltd. (controlled by Dermot Desmond) ("Bottin") and other qualified investors.

The Company intends to use the net proceeds of the Offering for the continued development of the Company's Gahcho Kué Project ("Project") and for general corporate purposes.

On February 18, 2014, De Beers Canada Inc. ("De Beers ") and the Company announced that De Beers, as Operator ("Operator") of the Project, entered into an Impact Benefit Agreement (IBA) with the Yellowknives Dene First Nation for the proposed Gahcho Kué mine. The agreement puts in place a framework for De Beers and the Yellowknives Dene First Nation ("Yellowknives") to work together over the life of the mine and it enables participation by the Yellowknives in the opportunities that the mine provides.

This agreement provides certainty that training, employment and business opportunities are made available to Yellowknives and it includes financial provisions necessary for ensuring fair participation in opportunities the project will provide.

On January 27, 2014, De Beers and the Company announced that the Operator of the Project, has entered into an Impact Benefit Agreement with the Tłıcho Government ("Tłıcho") for the proposed Gahcho Kué mine. The agreement puts in place a framework for De Beers and the Tłıcho to work together over the life of the mine enabling participation by the Tłıcho in the opportunities that the mine provides.

This agreement will provide training, employment and business opportunities from the Project for Tłıcho and also includes financial provisions that enable the Tłıcho to participate in the opportunities that the Project provides.

On December 2, 2013, De Beers and the Company announced that the Mackenzie Valley Land and Water Board has approved a pioneer Land Use Permit for the Gahcho Kué diamond mine. The pioneer Land Use Permit allows land-based site works to commence in preparation for deliveries planned for the 2014 winter road season.

Approval of the permit allows Gahcho Kué to position itself for the start of full construction pending the receipt of the full Land Use Permit and Water License expected in 2014.

On November 27, 2013, the Company announced the closing of the previously announced non-brokered private placement of common shares for gross proceeds of $29.4 million. The Company issued 5,889,200 common shares at a price of $5.00 per share. The shares are subject to a four month hold period, expiring on March 26, 2014.

Proceeds of the private placement are being used to support the Company's share of initial capital expenditures at Gahcho Kué, the 2014 Tuzo Deep drill program and for general corporate purposes. A finder's fee in the amount of $567,330 was paid in relation to the private placement.

On October 22, 2013, De Beers and the Company announced that the Minister of Aboriginal Affairs and Northern Development Canada, the Hon. Bernard Valcourt, had approved the development of the Gahcho Kué diamond mine as recommended by the Mackenzie Valley Environmental Impact Review Board on July 22, 2013.

On August 19, 2013, the Company announced that a National Instrument (NI) 43-101 Technical Report on the Gahcho Kué project has been filed on SEDAR and EDGAR.

The updated NI 43-101 resource estimate was prepared by Mineral Services Canada Inc. ("Mineral Services") and the results were announced on July 2, 2013.

On July 10, 2013, De Beers and the Company announced that the Operator of the Project, entered into its first Impact Benefit Agreement with the North Slave Métis Alliance ("North Slave Metis") for the proposed Gahcho Kué mine.

The agreement sets in place a framework for De Beers and the North Slave Métis to optimize the participation of the North Slave Métis in the Gahcho Kué mine through employment, business opportunities, training and development, and financial benefits.

On July 2, 2013, the Company announced the results of the updated independent mineral resource estimate completed for the Project.

Following completion of the Tuzo Deep drill program in 2012, which was managed by the Operator, an updated National Instrument (NI) 43-101 resource estimate for Tuzo Deep was prepared by Mineral Services and filed on SEDAR and EDGAR on August 13, 2013. This estimate incorporates information from geological data updates completed since the previous NI 43-101 Technical Report released in 2009.

The updated resource estimate indicates an approximate 12% percent increase in the Project indicated resource from 30.2 million tonnes to 33.8 million tonnes and an approximate 90% increase in inferred resource from 6 million tonnes to 11.3 million tonnes. The diamond content of the indicated resource increased by approximately 12% from 50.5 million carats to 56.6 million carats and the diamond content of the inferred resource increased by approximately 80% from 10.3 million carats to 18.5 million carats. The reasons for these increases are the upgrading of the 300 to 360 meter zone in Tuzo from inferred resource to indicated resource and also the inclusion of the newly defined Tuzo inferred resource from a depth of 360 meters to 564 meters below surface, which was delineated during the 2011/12 Tuzo Deep drill program.

On June 28, 2013 De Beers and Mountain Province announced that the Operator of the Joint Venture, had entered into a Socio Economic Agreement ("SEA") with the Government of the Northwest Territories ("GNWT"). The agreement formalizes commitments made with respect to employment, training, business opportunities and other related benefits for NWT residents. It also establishes measures to monitor possible socio-economic impacts related to the mine and establishes the mechanism to work with communities close to the mine site to ensure an adaptive management approach to socio-economic performance of the mine.

FINANCIAL POSITION

As at December 31, 2013, Mountain Province had cash and short-term investments of $35,687,694 and a working capital balance of $35,133,368. See Financial Position and Liquidity below.

OVERVIEW

Mountain Province was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company's registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company's shares are listed on the Toronto Stock Exchange under the symbol 'MPV' and on the New York Stock Exchange - MKT under the symbol 'MDM'.

Mountain Province is a Canadian resource company and holds a 49% interest in the Gahcho Kué Project, located in the Northwest Territories of Canada and De Beers Canada holds the remaining 51% interest. The Arrangement between the Company and De Beers Canada is governed by the 2009 Agreement. The Company's primary asset is its 49% interest in the Project.

Drilling, bulk sampling, environmental and engineering studies have been completed. A Definitive Feasibility Study demonstrates an economically viable project. The Project is currently in the development stage. At this time there are no revenues from the Project.

OUTLOOK

The development of the Project remains a priority. The Project feasibility study ("GK Feasibility Study", "Feasibility Study") of December 3, 2010 is currently being updated and is scheduled for completion by the end of March, 2014. A NI 43-101 compliant technical report will be posted on SEDAR and EDGAR within 45 days following completion and announcement of the updated results.

Following the completion of deep drilling at the Tuzo kimberlite to a depth of 560 meters, the Company retained Mineral Services Canada Inc. to prepare an independent NI 43-101 resource statement, which was released in Q3, 2013. Further deep drilling to potentially extend the Tuzo resource to 750 meters is currently underway. Drilling on ten exploration targets was completed during Q2 2013. Kimberlite was intercepted in only one of the ten holes drilled.

The Company is in discussion with a number of potential lenders and is currently assessing various financing proposals, which include project financing, off-take financing and a variety of other financing instruments. These are being considered together with alternatives available to finance the ongoing operations of the Company. See Financial Position and Liquidity below.

JOINT VENTURE AGREEMENT

The Gahcho Kué Project is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%). The Company accounts for the Project as a joint operation in accordance with IFRS 11. Mountain Province holds an undivided 49% ownership interest in the assets, liabilities and expenses of the Project.

On July 3, 2009, the Company entered into an amended and restated Joint Arrangement Agreement with De Beers (jointly, the "Participants") under which:

(a) The Participants' continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers 51%, except for normal dilution provisions which are applicable to both Participants;
(b) Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c) Each Participant will contribute their proportionate share to the future project development costs;
(d) Material strategic and operating decisions, including plans and budgets, will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e) The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
(f) The Company will repay De Beers $59 million (representing 49% of an agreed sum of $120 million) plus accrued interest in settlement of the Company's share of the agreed historic sunk costs on the following schedule:
   - $200,000 on execution of the 2009 Agreement (the Company's contribution to the 2009 Arrangement expenses to date of execution of the 2009 Agreement) - paid and expensed;
   - Up to $5.1 million in respect of De Beers' share of the costs of the feasibility study (paid - $4,417,421 to December 31, 2012, included in "Mineral Properties"; no further payments are expected);
   - $10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) - paid March 15, 2011;
   - $10 million following the issuance of the construction and operating permits;
   - $10 million following the commencement of commercial production; and
   - The balance of approximately $24.4 million plus accumulated interest within 18 months following commencement of commercial production. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

Since these payments are contingent upon certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Mineral Properties as "acquired exploration and evaluation".

Mountain Province has agreed that the Company's marketing rights under the 2009 Agreement may be diluted if the Company defaults on the repayments described above, if and when such payments become due.

The 2009 Agreement's provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control of the Project with De Beers, and the Company accounts for the Project as a joint operation.

The underlying value and recoverability of the amounts shown for the Company's Mineral Properties is dependent upon the ability of the Project to complete the successful design, permitting, funding and construction of the mine, and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

GAHCHO KUÉ PROJECT

The Project is located in the Northwest Territories, about 300 kilometres northeast of Yellowknife. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers. The Project hosts four primary kimberlite bodies - Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometres of each other.

Technical Feasibility and Commercial Viability

The key factors management uses in determining technical feasibility and commercial viability of the Project are demonstrable, are the following;

- Completion of a feasibility study;
- Obtaining required permits to construct and operate the Gahcho Kué mine;
- Completion of an evaluation of the financial resources required to construct the Gahcho Kué mine;
- The availability of financial resources necessary to commence development activities to construct the Gahcho Kué mine;
- Management's determination that a satisfactory return on investment, in relation to the risks to be assumed, is likely to be obtained.

Independent Feasibility Study

On October 21, 2010, in a press release titled *"Mountain Province Announces Positive Gahcho Kué Independent Feasibility Study"*, Mountain Province announced the results of the independent feasibility study on the Gahcho Kué diamond project dated October 15, 2010. JDS Energy and Mining Inc. led and prepared the feasibility study, which was presented to the Participants. The Company filed a detailed summary of the Feasibility Study, dated December 1, 2010, as the NI 43-101 Technical Report on SEDAR on December 3, 2010. As noted above, the Project feasibility study of December 3, 2010 is currently being updated.

The following are the financial and project highlights from the 2010 Feasibility Study:

• Project IRR* including sunk costs	20.7%**
• Project IRR excluding sunk costs	33.9%
• Initial project capital	$549.5M
• Working capital	$49.4M
• Sustaining capital including mine closure	$36.1M
• Operating costs	$48.68 per tonne
• Project mine life	11 years
• Average annual production	3 million tonnes
• Total diamond production	49 million carats
• Average annual diamond production	4.45 million carats
• Revenue	US$102.48 per carat***

*Internal Rate of Return ("IRR")
**After taxes/royalties and unleveraged
***The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

The feasibility study delivers an economically viable, technically credible and environmentally sound development plan for the Project. Also, the IRR exceeds the minimum 15% required under the Joint Arrangement Agreement to support a decision by the Participants to proceed to development.

On June 14, 2011, the Participants announced that they had approved the Gahcho Kué feasibility study with agreed revisions and clarifications; approved the execution of the necessary development work for the Project; and mandated the Operator to prepare a plan and budget for the development of the first mine at Gahcho Kué.

Gahcho Kué Mineral Reserve

On October 21, 2010, Mountain Province announced a Mineral Reserve estimate for the Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué mineral reserve estimate is summarized in Table 1 below.

Table 1
Gahcho Kué Mineral Reserve Estimate

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)	Carats(Mct)
5034	Probable	13.2	1.77	23.3
Hearne	Probable	5.4	2.10	11.5
Tuzo	Probable	12.6	1.13	14.2
Total	**Probable**	**31.3**	**1.57***	**49.0**

* Fully diluted mining grade

Independent Diamond Valuation

Mountain Province retained WWW International Diamond Consultants Ltd. ("WWW") to provide an updated independent valuation of the diamonds recovered from the Project. All diamond values presented below are based on the WWW Price Book as at February 24, 2014.

Table 2 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Project.

Table 2

Actual Price US$/carat				
Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	196	383,561
	West Lobe	1,132.14	102	115,767
Hearne		2,905.76	88	254,935
Tuzo		2,321.85	298	690,805
Total		**8,317.29**	**$174**	**$1,445,068**

Note: Total Dollars are the result of rounding.

In their report to Mountain Province, WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I colour which WWW valued at $19,000 per carat giving a total value of $477,470".

WWW added: "The stone with the highest value per carat in the sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high colour (D/E) which WWW valued at $22,000 per carat giving a total value of $217,800".

Besides the high-value 25.13 and 9.9 carat diamonds, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of larger diamonds is an important driver of overall diamond value at Gahcho Kué.

The results of the 2014 independent diamond valuation indicated that there was a 6.7 percent decline from the previous valuation conducted in March 2012. In their report, WWW state: "The valuations have fallen by more than the WWW overall rough price index because, due to the size of the samples there were only 10 percent of the carats in the 3 to 8 grainer size fractions, and these sizes have seen significant price increases since March 2012. The prices of the two most valuable stones have also been reduced by over 5 percent.

Table 3 below presents models of the February 2014 average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that are likely to be recovered from future production at Gahcho Kué.

Table 3

Pipe	High Model	Base Model	Low Model
5034 Centre	167	**132**	114
5034 West	172	**131**	118
5034 North/East	194	**142**	120
Hearne	137	**107**	97
Tuzo	134	**101**	95
Average	**$160**	**$120**	**$110**

Note: 1 mm nominal square mesh
Diamond values are in US Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The "high" and "low" models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$120 , which represents a 40 percent increase over the WWW April 2010 average modeled price, which was the base case used in the 2010 feasibility Study. The WWW models use size distribution models (carats per size class) developed by De Beers.

The 2010 independent definitive feasibility study, under which the revenue assumption was based on the mean average of the April 2010 WWW and De Beers modeled diamond prices, reported a 33.9 percent IRR excluding sunk costs. Further, sensitivity analysis shows that a 10 percent increase in modeled diamond prices results in an approximate 3 percent increase in the project IRR.

Permitting

On July 22, 2013, De Beers and the Company announced that the Mackenzie Valley Environmental Impact Review Board had concluded the Gahcho Kué Environmental Impact Review and recommended approval of the proposed Gahcho Kué diamond mine subject to measures and follow-up programs.

On October 22, 2013 the Minister of Aboriginal Affairs and Northern Development Canada, the Hon. Bernard Valcourt, approved the development of the Gahcho Kué diamond mine as recommended by the Mackenzie Valley Environmental Impact Review Board and on December 2, 2014, the Mackenzie Valley Land and Water Board has approved a pioneer Land Use Permit for the Gahcho Kué diamond mine, which allowed land-based site works to commence in preparation for deliveries planned for the 2014 winter road season.

Issuance of the full Class A Land Use Permit is expected in mid-2014 and issuance of a Class A Water License is expected in Q3 2014.

Gahcho Kué Development

The first blast in the quarry at Gahcho Kué occurred on December 13, 2013. Production of aggregate material for infrastructure foundations, roads and the landing strip is underway. Deliveries of machinery, equipment, fuel tanks, the main camp and other supplies are underway. Approximately 600 truck loads are planned for delivery to Gahcho Kué on the 2014 ice road. Full construction activities will commence upon receipt of the full Class A Land Use Permit. Subject to the receipt of all necessary permits, construction of the Gahcho Kué mine is expected to be completed by late 2015/early 2016, following which commissioning of the diamond plant will commence. Production is expected to commence during the second half of 2016.

Tuzo Deep Project

Following completion of the Tuzo Deep drill program in 2012, which was managed by the Operator, an updated National Instrument (NI) 43-101 resource estimate for Tuzo Deep (Table 4 below) was prepared by Mineral Services Canada Inc. This estimate incorporates information from geological data updates completed since the previous NI 43-101 Technical Report released in 2009. The 2009 resource estimate for Tuzo Deep is included for reference purposes.

Table 4

Pipe	Year	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
Tuzo Deep	2009	Inferred	1.5	3.5	6.2	175
Tuzo Deep	**2013**	**Indicated**	**1.5**	**3.6**	**6.0**	**167**
Tuzo Deep	**2013**	**Inferred**	**3.7**	**8.9**	**14.4**	**161**

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm
2) cpht = carats per hundred tonnes
3) Volume, tonnes, and carats are rounded to the nearest 100,000
4) Tuzo volumes and tonnes exclude 0.6Mt of a granite raft

Table 4 above reflects the updated Tuzo Deep mineral resource. There has been no change in the geological data for the Tuzo Upper, 5034 and Hearne kimberlites since the 2009 Technical Report.

Table 5 below incorporates the updated Tuzo Deep mineral resource estimate into the existing Gahcho Kué mineral resource estimate.

Table 5

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo	Indicated	6.6	15.8	20.8	132
	Inferred	3.7	8.9	14.4	161
Summary	**Indicated**	**14.0**	**33.8**	**56.6**	**167**
	Inferred	**4.7**	**11.3**	**18.5**	**164**

As discussed in the Highlight Section, the updated Tuzo Deep resource estimate indicates an approximate 12% percent increase in the Gahcho Kué indicated resource from 30.2 million tonnes to 33.8 million tonnes and an approximate 90% increase in inferred resource from 6 million tonnes to 11.3 million tonnes. The diamond content of the indicated resource increased by approximately 12% from 50.5 million carats to 56.6 million carats and the diamond content of the inferred resource increased by approximately 80% from 10.3 million carats to 18.5 million carats. The reasons for these increases are the upgrading of the 300 to 360 meter zone in Tuzo from inferred resource to indicated resource and also the inclusion of the newly defined Tuzo inferred resource from a depth of 360 meters to 564 meters below surface, which was delineated during the 2011/12 Tuzo Deep drill program.

The Tuzo Deep resource update released in mid-2013 defined a resource at the Tuzo kimberlite to a depth of 560 meters, with the kimberlite remaining open to depth. A follow-up deep drilling program commenced in February 2014 to test the Tuzo kimberlite to a depth of at least 750 meters. Drilling of three planned vertical holes has commenced. The 2,250 meter drill program is expected to be completed by May, 2014.

Qualified Person
The Qualified Person for the updated Tuzo Deep estimate is Mr. Tom Nowicki, PhD, P Geo, a Mineral Services employee. The estimation and classification of the mineral resources conform to industry-best practices and meet the requirements of CIM (2005).

Gahcho Kué Capital Program

On May 28, 2012, the Company announced that the Participants had approved the initial capital of $31.3 million to advance the Gahcho Kué diamond mine in preparation for development and in January 2013 approved additional $85.6 million. The 2014 budget is currently under review.

The 2012 and 2013 budget focused on advancing:
1. Preparation work for the construction and operating permit applications;
2. Front-end engineering and design (FEED);
3. Preparations and procurement for the 2013 winter road;
4. Detailed engineering;
5. Purchase of critical long-lead equipment; and
6. Feasibility study update.

As mentioned above, an update of the 2010 feasibility study is currently underway, which will incorporate agreed revisions and clarifications, design refinements and cost adjustments to reflect changes since completion of the 2010 feasibility study and is expected to be filed within 45 days after the draft results are released on March 28, 2014.

RESULTS OF OPERATIONS

The financial results for the years ended December 31, 2013, 2012 and 2011 are reported under IFRS as issued by the IASB, as well as for the quarterly interim periods.

Selected Annual Information

	December 31, 2013	December 31, 2012	December 31, 2011
Other income	$ 355,428	$ 10,869,407	$ 792,835
Operating expenses	(26,935,484)	(14,179,216)	(12,268,455)
Other expenses	(23,882)	(27,801)	(63,315)
Net loss for the period	(26,603,938)	(3,337,610)	(11,538,935)
Basic and diluted loss per share	(0.28)	(0.04)	(0.15)
Cash flow used in operations	(32,619,536)	(13,786,541)	(13,672,048)
Cash, end of year	11,344,472	274,696	21,546
Total assets	110,367,203	95,590,052	65,839,943
Long-term liabilities	5,224,662	6,284,770	6,178,004
Dividends declared	Nil	Nil	Nil

FINANCIAL REVIEW

Three and Twelve months ended December 31, 2013 compared to the Three and Twelve months ended December 31, 2012

For the three months ended December 31, 2013, the Company recorded a net loss of $6,839,466 or $0.07 per share, compared to $3,089,892 net loss or $0.04 per share for the three months ended December 31, 2012. For the twelve months ended December 31, 2013, the Company recorded a net loss of $26,603,938 or $0.28 per share, compared to $3,337,610 net loss or $0.04 per share for the twelve months ended December 31, 2012.

Three and Twelve months ended December 31, 2012 compared to the Three and Twelve months ended December 31, 2011

For the three months ended December 31, 2012, the Company recorded a net loss of $3,089,892 or $0.04 per share, compared to $5,347,662 net loss or $0.07 per share for the three months ended December 31, 2011. For the twelve months ended December 31, 20123, the Company recorded a net loss of $3,337,610 or $0.04 per share, compared to $11,538,935 net loss or $0.15 per share for the twelve months ended December 31, 2011.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data

| | Three months ended | | | |
| | December 31 | September 30 | June 30 | March 31 |
Unaudited	2013	2013	2013	2013
	$	$	$	$
Earnings and Cash Flow				
Interest income	60,810	69,974	99,300	125,344
Expenses	(6,894,257)	(8,666,472)	(6,418,760)	(4,955,995)
Net loss for period	(6,839,466)	(8,602,452)	(6,325,415)	(4,836,605)
Cash flow from operations	(17,625,994)	(5,448,390)	(7,447,742)	(2,097,410)
Basic and diluted loss per share	(0.07)	(0.09)	(0.07)	(0.05)
Investing activities	(6,186,388)	5,555,729	11,537,319	3,415,711
Financing activities	29,366,941	-	-	-
Balance Sheet				
Total assets	110,368,408	81,072,132	86,194,722	96,795,427

| | Three months ended | | | |
| | December 31 | September 30 | June 30 | March 31 |
Unaudited	2012	2012	2012	2012
	$	$	$	$
Earnings and Cash Flow				
Interest income	44,313	8,047	43,994	51,408
Expenses	(3,127,198)	(2,521,631)	(4,078,554)	(4,451,833)
Gain on asset transfer to Kennady Diamonds Inc.	-	10,721,645	-	-
Net income (loss) for period	(3,089,892)	8,201,130	(4,041,492)	(4,407,356)
Cash flow from operations	(2,285,124)	(4,656,841)	(4,479,813)	(712,577)
Basic and diluted earnings (loss) per share	(0.04)	0.10	(0.05)	(0.05)
Investing activities	(44,446,197)	8,132,745	6,013,355	672,956
Financing activities	43,062,632	-	88,200	516,000
Balance Sheet				
Total assets	95,590,052	52,856,175	60,312,633	64,470,663

COSTS AND EXPENSES

The costs and expenses for the three and twelve months ended December 31, 2013, December 31, 2012 and December 31, 2011 are comparable except for the following:

Consulting fees

Consulting fees for the three months ended December 31, 2013, 2012 and 2011 respectively were $509,589, $316,101 and $353,188. For the twelve months ended December 31, 2013, 2012 and 2011 consulting fees respectively were $2,459,140, $1,434,917 and $1,631,188. Included in these amounts for the twelve months ended December 31, 2013, 2012 and 2011 respectively were $1,240,821, $463,500 and $487,085 relating to stock based compensation.

11

Exploration and evaluation expenses

Exploration and evaluation expenses for the three months ended December 31, 2013, 2012 and 2011 respectively were $5,456,405, $2,617,266 and $4,462,899. For the twelve months ended December 31, 2013, 2012 and 2011 exploration and evaluation expenses respectively were $21,837,083, $10,651,622 and $9,032,585. The increase from 2011 through 2013 is a result of increased work being conducted by various engineering companies in preparation for the construction of the mine at Gahcho Kué.

Gahcho Kué Project management fees

Gahcho Kué Project management fees for the three months ended December 31 2013, 2012 and 2011 respectively were $460,104, $80,663 and $106,269. For the twelve months ended December 31, 2013, 2012 and 2011 Gahcho Kué Project management fees respectively were $1,113,848, $311,076 and $236,464. The increase for the same period in 2012 is mainly as a result of increased activity and expenditure being incurred at the Company's Gahcho Kué Project. The management fee is payable to the Operator and is expected to increase during construction of the Project.

Professional fees

Professional fees for the three and twelve months ended December 31 2013, 2012 and 2011 respectively were $74,115, ($43,288) and $56,669. For the twelve months ended December 31, 2013, 2012 and 2011 professional fees respectively were $344,701, $664,878 and $361,148. During 2012, the Company incurred significant professional fees relating to the spin-out of Kennady Diamonds Inc.

Interest income

Interest income for the three and twelve months ended December 31 2013, 2012 and 2011 respectively were $60,810, $44,313 and $118,658. For the twelve months ended December 31, 2013, 2012 and 2011 interest income respectively were $355,428, $147,762 and $303,354 respectively. The increase in 2013 is as a result of the $47 million proceeds from the Rights Offering, which closed in late 2012 being invested in short-term investments.

Gain on asset transfer to Kennady Diamonds Inc.

The gain on asset transfer to Kennady Diamonds of $10,721,645 in the twelve months ended December 31, 2012 resulted from the spin out of the Kennady North Project.

INCOME AND RESOURCE TAXES

The Company is subject to income taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on management's best estimate of the final outcome of these matters.

FINANCIAL POSITION AND LIQUIDITY

Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $35,133,368 at December 31, 2013 ($46,653,539 as at December 31, 2012), including cash and short-term investments of $35,687,694 ($47,693,693 at December 31, 2012). The short-term investments reflected in the December 31, 2013 and 2012 figures were guaranteed investment certificates held with a major Canadian financial institution with nominal counter party credit risk associated with the bank.

The Company had no long-term debt at December 31, 2013 and 2012. The Company's required payments to De Beers, described within Note 8 to the Company's audited consolidated financial statements for December 31, 2013, are contingent on certain events occurring such as receipt of permits, and production.

As at December 31, 2013, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company's liabilities as they become payable. The Company's ability to continue operations beyond the next twelve months is dependent on the successful permitting, the ability of the Company to obtain necessary financing to fund its operations, the successful construction of the mine, and the future production or proceeds from developed properties.

The Company's mineral asset, the Gahcho Kué Project was in the exploration and evaluation stage. On December 2, 2013, the approval of a pioneer Land Use Permit for the Gahcho Kué diamond mine was obtained. Based on this approval the Company believes that all further permits will be of a procedural nature and when considered in connection with the other identified criteria to demonstrate technical feasibility and commercial viability (Note 3(vii)) of the consolidated financial statements) of the Gahcho Kué Project, the Company will now capitalize all future development expenditures incurred related to the Gahcho Kué Project.

The Company currently has no source of revenues. In the years ended December 31, 2013, 2012 and 2011, the Company incurred losses, had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $35,133,368 at December 31, 2013, including $35,687,694 of cash and short-term investments, the Company has insufficient capital to finance its operations and the Company's share of development costs of the Gahcho Kué Project (Note 8) over the next 12 months. The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, rights offerings, credit and debt facilities, as well as the exercise of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company's ability to continue as a going concern.

The Company's audited consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENTS

On February 14, 2014, the Company issued 200,000 stock options to officers and employees of the Company at an exercise of $5.29 per option, expiring on February 13, 2019.

The fair value of the stock options has been estimated on the date of the grant using the Black-Scholes option pricing model, using the assumptions below, and total $274,600. The expected volatility is calculated by reference to the weekly closing price for a period that reflects the expected life of the options, recalculated for each of the grants.

Date of grant		February 14, 2014
Number of options granted		200,000
Fair Value per option	$	1.373
Fair Value total for grant	$	274,600
Term of option		5 years
Vesting		immediate
Assumptions:		
Exercise price		$5.29
Expected volatility		38.19%
Expected option life (years)		3
Expected forfeiture		none
Expected option cancellation		none
Expected dividend yield		0%
Risk-free interest rate		1.21%

On March 11, 2014, the Company entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy, on a bought deal basis by way of private placement, 3,000,000 common shares of the Company, at a price of $5.10 per Common Share for gross proceeds of $15,300,000 ("the Offering").

On March 12, 2014, the Company has increased the size of its Offering to 3,500,000 common shares, at a price of $5.10 per Common Share for gross proceeds of $17,850,000.

Concurrent with the bought deal private placement, the Company is undertaking a non-brokered private placement ("Non-brokered Private Placement") of Common Shares of the Company at a price not less than $5.10 per Common Share. The Non-brokered Private Placement may be sold to Bottin (International) Investments Ltd. (controlled by Dermot Desmond) ("Bottin") and other qualified investors.

The Company intends to use the net proceeds of the offering for the continued development of the Company's Project and for general corporate purposes.

The Offering and the Non-brokered Private Placement are expected to close on or about March 28, 2014 and are subject to the Company receiving all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and NYSE MKT.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company's audited consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These audited consolidated financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i) Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company's accounting policies in determining carrying values include, but are not limited to:

a) *Mineral reserves*

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven mineral reserves or measured and indicated and inferred mineral estimates may impact the carrying value of the properties.

b)   Impairment analysis - mineral properties

As required under IFRS 6 - Exploration for and evaluation of mineral resources and IAS 36 - Impairment of assets ("IAS 36"), the Company reviewed its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company's assessment is that as at December 31, 2013, no impairment in the carrying value of its mineral properties had occurred.

c)   Determination of development phase

The Company applies significant judgment when determining and assessing its criteria used to determine technical feasibility and commercial viability is demonstrable. The Company determined that the Gahcho Kué Project has met the key factors used by management and, accordingly, that all costs of development activities will be capitalized to mineral properties.

ii) Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)   Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

b)   Impairment analysis - mineral properties

As required under IFRS 6 - Exploration for and evaluation of mineral resources and IAS 36 - Impairment of assets ("IAS 36"), the Company reviewed its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Upon the Company's determination of technical feasibility and commercial viability an impairment test of the capitalized costs related to the Gahcho Kué Project was completed. IAS 36 requires the Company to make certain estimates in respect of recoverability of the asset, including estimated development costs, life of mine, discount rates and diamond prices. The Company's assessment is that there is no impairment in the carrying value of its mineral properties.

c)   Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d)   Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

e)   Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of any tax losses or deductible temporary differences.

STANDARDS, AMENDMENTS AND INTERPRETATIONS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND HAVE NOT BEEN ADOPTED EARLY BY THE COMPANY

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all relevant pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company's financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's financial statements and are therefore not discussed below.

IFRS 9 - Financial Instruments
The IASB issued IFRS 9 "Financial Instruments" ("IFRS 9") which proposes to replace IAS 39 "Financial Instruments: recognition and measurement". The replacement standard has the following significant components: establishes two primary measurement categories for financial assets - amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management, as well as enhancements to the disclosures about hedge accounting and risk management. Additionally as the impairment guidance in IFRS 9, as well as certain limited amendments to the classification and measurement requirements of IFRS 9 is not yet complete, the previously mandated effective date of IFRS 9 of January 1, 2015, has been removed. Entities may apply IFRS 9 before the IASB completes the amendments, but are not required to. The Company has not yet determined the impact of adoption of IFRS 9 and will evaluate the impact of the change to its financial statements based on the characteristics of its financial instruments at the time of adoption.

IFRIC 21 - Levies
IFRIC 21 Levies ("IFRIC 21") was issued in May 2013 and is an interpretation of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event ("obligating event"). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is assessing the impact of this new standard, if any, on the consolidated financial statements.

IAS 32 - Offsetting Financial Assets and Liabilities
IAS 32 was amended to clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. This amendment also clarifies when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. Amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company intends to adopt the amendments to IAS 32 in its consolidated financial statements for the annual period beginning January 1, 2014. The Company does not expect the amendments to have a material impact on the consolidated financial statements.

RELATED PARTY TRANSACTIONS

The Company's related parties include the operator of the Gahcho Kué Project, Bottin (International) Investments Ltd. ("Bottin"), key management and their close family members, and the Company's directors. Kennady Diamonds Inc. ("Kennady Diamonds") is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company's directors, Bottin, the operator of the Gahcho Kué Project, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Project relate to the funding of the Company's interest in the Gahcho Kué Project for the current year's expenditures and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

	December 31, 2013	December 31, 2012	December 31, 2011
The total of the transactions:			
Bottin - Stand-by Fee under Stand-by Agreement	$ -	$ 706,261	$ -
Kennady Diamonds	152,500	120,940	-
Remuneration	2,457,759	1,477,715	1,450,068
Payable to the operator of the Gahcho Kué Project	5,647,892	685,290	-
Payable to key management personnel	357,967	30,180	313,000

The remuneration expense of directors and other members of key management personnel for the years ended December 31, 2013, 2012 and 2011 were as follows:

	Year ended December 31 2013	Year ended December 31, 2012	Year ended December 31, 2011
Consulting fees, director fees, bonus and other short-term benefits	$ 1,216,938	$ 1,014,215	$ 962,983
Share-based payments	1,240,821	463,500	487,085
	$ 2,457,759	$ 1,477,715	$ 1,450,068

In accordance with IAS 24 *Related Parties*, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The Company has consulting agreements with the President and CEO and the VP Finance, CFO and Corporate Secretary for their services in these capacities.

For the year ended December 31, 2013, the Company's proportional interest (49%) of purchase commitments relevant to project expenditure by the operator of the Gahcho Kué Project is $31,609,307.

	2014	2015	2016	Total
Future Gahcho Kué Project commitments	$ 25,296,426	$ 6,164,608	$ 148,273	$ 31,609,307

The total future minimum lease payments for office space by the Company under non-cancellable operating leases are as follows:

	2014	2015	2016	2017	Total
Future minimum lease payments	$ 142,256	$ 142,256	$ 142,256	$ 11,855	$ 438,623

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

RISKS

Mountain Province's business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company's common shares should be considered speculative.

Mountain Province's business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

- risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
- results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
- mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
- the potential for delays in exploration activities or the completion of feasibility studies;
- risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
- risks related to foreign exchange fluctuations and prices of diamonds;
- risks related to commodity price fluctuations;
- the uncertainty of profitability based upon the Company's history of losses;
- risks related to failure of the Company and/or its joint venture partner to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
- development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
- risks related to environmental regulation, permitting and liability;
- risks related to legal challenges to construction and/or operating permits that are approved and/or issued;
- political and regulatory risks associated with mining, exploration and development;
- geological and technical conditions at the Company's Gahcho Kué Project being adequate to permit development;
- the ability to develop and operate the Company's Gahcho Kué Project on an economic basis and in accordance with applicable timelines;
- aboriginal rights and title;
- failure of plant, equipment, processes and transportation services to operate as anticipated;
- possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
- other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

18

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company's common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the New York Stock Exchange MKT under the symbol MDM.

At March 25, 2014, there were 100,501,351 shares issued and 1,400,000 stock options outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the "Exchange Act" as of the end of the period covered by this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective. Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in our reports filed or submitted under the Exchange Act is accumulated and communicated to the Company's management to allow timely decision regarding disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company's Internal Control Over Financial Reporting ("ICFR"). Management has conducted an evaluation of internal control over financial reporting based on the framework established in "Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as at December 31, 2013. There have not been any changes in the Company's ICFR or in other factors during 2013 or that have been identified in connection with the evaluation that occurred during the year ended December 31, 2013, that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company's internal control over financial reporting, Management has used the Internal Control - Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management has assessed the effectiveness of the Company's internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2013. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking information may include, but is not limited to, statements with respect to the success of exploration activities, future mineral exploration, permitting time lines, requirements for additional capital, sources and uses of funds, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future remediation and reclamation activities, the timing of activities and the amount of estimated revenues and expenses. Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of diamonds; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor or interruptions in production; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, diamond price fluctuations; uncertain political and economic environments; changes in laws or policies, and other risks and uncertainties, including those described under Risk Factors.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.

Disclosure of "contained ounces" (or "contained carats") in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

On behalf of the Board of Directors,

"Patrick Evans"

Patrick Evans
President & CEO
March 25, 2014

MOUNTAIN PROVINCE DIAMONDS INC.

RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company's consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"Patrick C. Evans"   *"Bruce Ramsden"*
Patrick C. Evans   Bruce Ramsden
President and Chief Executive Officer   VP Finance and Chief Financial Officer

Toronto, Canada
March 25, 2014

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company's internal control over financial reporting, Management has used the Internal Control – Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management has assessed the effectiveness of the Company's internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2013. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

March 25, 2014

MOUNTAIN PROVINCE DIAMONDS INC.

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Mountain Province Diamonds Inc.

We have audited the accompanying consolidated financial statements of Mountain Province Diamonds Inc., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of comprehensive loss, equity and cash flows for each of the years in the three-year period ended December 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mountain Province Diamonds Inc. as at December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

MOUNTAIN PROVINCE DIAMONDS INC.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes that the Company expects to require additional capital resources to meet planned expenditures in 2014. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt about the Company's ability to continue as a going concern.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mountain Province Diamonds Inc.'s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 25, 2014 expressed an unmodified (unqualified) opinion on the effectiveness of Mountain Province Diamonds Inc.'s internal control over financial reporting.



KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
March 25, 2014
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Shareholders of Mountain Province Diamonds Inc.

We have audited Mountain Province Diamonds Inc.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mountain Province Diamonds Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mountain Province Diamonds Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mountain Province Diamonds Inc. as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated March 25, 2013 expressed an unqualified opinion on those consolidated financial statements.



KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 25, 2014

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets
In Canadian dollars

	Notes	December 31, 2013	December 31, 2012
ASSETS			
Current assets			
Cash	5	$ 11,344,472	$ 274,696
Short-term investments	5	24,343,222	47,418,997
Marketable securities	5	3,590	9,521
Amounts receivable	5	614,609	337,907
Advances, prepaid expenses, and supplies	6	12,776,825	722,402
		49,082,718	48,763,523
Property and equipment	7	15,687,956	146,010
Mineral properties	8	45,596,529	46,680,519
Total assets		$ 110,367,203	$ 95,590,052
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	5 & 13	$ 13,949,350	$ 2,109,984
Decommissioning and restoration liability	9	5,224,662	6,284,770
Shareholders' equity:			
Share capital	10	209,820,460	180,170,247
Share-based payments reserve	10	2,191,406	1,233,857
Deficit		(120,817,633)	(94,213,695)
Accumulated other comprehensive income		(1,042)	4,889
Total shareholders' equity		91,193,191	87,195,298
Total liabilities and shareholders' equity		$ 110,367,203	$ 95,590,052
Going concern	1		
Contingencies and commitments	8 & 12		
Subsequent events	10(iii) & 18		

On behalf of the Board:

"Patrick Evans"	*"Jonathan Comerford"*
Director	**Director**

The notes to the consolidated financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Comprehensive Loss
In Canadian dollars

	Notes	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Expenses:				
Consulting fees	10 & 13	$ (2,459,140)	$ (1,434,917)	$ (1,631,188)
Depreciation		(259,334)	(21,246)	(14,789)
Exploration and evaluation expenses	14	(21,837,083)	(10,651,622)	(9,032,585)
Gahcho Kué Project management fee		(1,113,848)	(311,076)	(236,464)
Office and administration		(286,539)	(285,698)	(458,467)
Professional fees		(344,701)	(664,878)	(361,148)
Promotion and investor relations		(179,277)	(245,936)	(109,854)
Director fees		(145,153)	(166,668)	(97,812)
Transfer agent and regulatory fees		(180,412)	(200,461)	(169,489)
Travel		(129,997)	(196,714)	(156,659)
Net loss for the year from operations		$ (26,935,484)	$ (14,179,216)	$ (12,268,455)
Accretion expense on decommissioning and restoration liability	9	(23,882)	(27,801)	(63,315)
Other income:				
Interest income		355,428	147,762	303,354
Gain on revaluation of warrants exercisable in foreign currency		-	-	489,481
Gain on asset transfer to Kennady Diamonds Inc.	17	-	10,721,645	-
Net loss for the year		$ (26,603,938)	$ (3,337,610)	$ (11,538,935)
Other Comprehensive Loss				
Items that may be reclassified subsequently to profit and loss:				
Change in fair value of available-for-sale marketable securities		(5,931)	(8,157)	(5,384)
Comprehensive loss for the year		$ (26,609,869)	$ (3,345,767)	$ (11,544,319)
Basic and diluted loss per share	10(iv)	$ (0.28)	$ (0.04)	$ (0.15)
Weighted average number of shares outstanding		94,838,537	82,191,626	79,553,515

The notes to the consolidated financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Equity
In Canadian dollars

	Notes	Number of shares	Share Capital	Warrants	Share-based Payments Reserve	Deficit	Accumulated other comprehensive income (loss)	Total
Balance, January 1, 2011		77,416,057	$ 133,344,866	$ 969,942	$ 1,026,302	$ (79,337,150)	$ 18,430	$ 56,022,390
Net loss for the year		-	-	-	-	(11,538,935)	-	(11,538,935)
Issuance of common shares – exercise of options		270,635	665,000	-	-	-	-	665,000
Issuance of common shares – exercise of warrants		2,658,866	7,242,471	-	-	-	-	7,242,471
Fair value of options exercised from share-based payments reserve		-	429,965	-	(429,965)	-	-	-
Fair value of warrants exercised transferred from Warrants		-	969,942	(969,942)	-	-	-	-
Fair value of warrants (exercised in a foreign currency)		-	4,259,751	-	-	-	-	4,259,751
Share-based payment expense		-	-	-	487,085	-	-	487,085
Other Comprehensive Loss:								
Available-for-sale financial assets - current period unrealized losses		-	-	-	-	-	(5,384)	(5,384)
Balance, December 31, 2011		80,345,558	$ 146,911,995	$ -	$ 1,083,422	$ (90,876,085)	$ 13,046	$ 57,132,378
Net loss for the year		-	-	-	-	(3,337,610)	-	(3,337,610)
Issuance of common shares – Rights Offering, net of costs	10(ii)	13,452,593	46,062,632	-	-	-	-	46,062,632
Issuance of common shares – exercise of options		370,000	604,200	-	-	-	-	604,200
Fair value of options exercised from Share-based Payments Reserve		-	313,065	-	(313,065)	-	-	-
Share-based payment expense		-	-	-	463,500	-	-	463,500
Dividend-in-kind	17	-	(13,721,645)	-	-	-	-	(13,721,645)
Other Comprehensive Loss:								
Available-for-sale financial assets - current period unrealized losses		-	-	-	-	-	(8,157)	(8,157)
Balance, December 31, 2012		94,168,151	$ 180,170,247	$ -	$ 1,233,857	$ (94,213,695)	$ 4,889	$ 87,195,298
Net loss for the year		-	-	-	-	(26,603,938)	-	(26,603,938)
Issuance of common shares – Private Placement	10(ii)	5,889,200	28,807,501	-	-	-	-	28,807,501
Issuance of common shares – exercise of options	10(iii)	444,000	559,440	-	-	-	-	559,440
Fair value of options exercised from share-based payments reserve		-	283,272	-	(283,272)	-	-	-
Share-based payment expense		-	-	-	1,240,821	-	-	1,240,821
Other Comprehensive Loss:								
Available-for-sale financial assets - current period unrealized losses		-	-	-	-	-	(5,931)	(5,931)
Balance, December 31, 2013		100,501,351	$ 209,820,460	$ -	$ 2,191,406	$ (120,817,633)	$ (1,042)	$ 91,193,191

The notes to the consolidated financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows
In Canadian dollars

	Notes	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Cash provided by (used in):				
Operating activities:				
Net loss for the year		$ (26,603,938)	$ (3,337,610)	$ (11,538,935)
Adjustments:				
Accretion expense on decommissioning and restoration liability	9	23,882	27,801	63,315
Depreciation		259,334	21,246	14,789
Share-based payment expense		1,240,821	463,500	487,085
Interest income		(355,428)	(147,762)	(303,354)
Gain on asset transfer to Kennady Diamonds Inc.	17	-	(10,721,645)	-
Gain on revaluation of warrants exercisable in foreign currency		-	-	(489,481)
Changes in non-cash operating working capital:				
Amounts receivable		(276,702)	948,267	(786,983)
Advances, prepaid expenses and supplies		(12,054,423)	(620,761)	32,533
Accounts payable and accrued liabilities		5,146,918	(419,577)	(1,151,017)
		(32,619,536)	(13,786,541)	(13,672,048)
Investing activities:				
Mineral properties		-	(51,058)	(10,237,929)
Interest income		355,428	147,762	303,354
Purchase of property and equipment		(9,108,832)	(124,031)	(15,261)
Redemption (purchase) of short-term investments		23,075,775	(29,599,814)	(8,042,094)
		14,322,371	(29,627,141)	(17,991,930)
Financing activities:				
Transfer to Kennady Diamonds Inc.	17	-	(3,000,000)	-
Proceeds from option exercises	10(iii)	559,440	604,200	665,000
Proceeds from exercise of warrants		-	-	7,242,471
Proceeds from rights offering		-	46,062,632	-
Proceeds from share issuance, net of costs	10(ii)	28,807,501	-	-
		29,366,941	43,666,832	7,907,471
Increase in cash		11,069,776	253,150	(23,756,507)
Cash, beginning of year		274,696	21,546	23,778,053
Cash, end of year		$ 11,344,472	$ 274,696	$ 21,546

The notes to the consolidated financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

1.   NATURE OF OPERATIONS AND GOING CONCERN

Mountain Province Diamonds Inc. ("Mountain Province" or the "Company") was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company is involved in the discovery and development of diamond properties in Canada's Northwest Territories.

The address of the Company's registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company's shares are listed on the Toronto Stock Exchange under the symbol 'MPV' and on the New York Stock Exchange – MKT under the symbol 'MDM'.

The Company is in the process of permitting and developing the Gahcho Kué project ("Gahcho Kué Project") in conjunction with De Beers Canada Inc. ("De Beers Canada") (Note 8). The underlying value and recoverability of the amounts shown as "Mineral Properties" are dependent upon the ability of the Company and/or its mineral property partner to develop economically recoverable reserves, to have successful permitting and development, and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to meet the obligations to the Company's share in the Gahcho Kué Project may lead to dilution of the interest in the Gahcho Kué Project and may require the Company to write off costs capitalized to date.

As at December 31, 2013, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company's liabilities as they become payable. The Company's ability to continue operations beyond the next twelve months is dependent on the successful permitting, the ability of the Company to obtain necessary financing to fund its operations, the successful construction of the Gahcho Kué Project, and the future production or proceeds from developed properties.

The Company's mineral asset, the Gahcho Kué Project was in the exploration and evaluation stage. On December 2, 2013**,** the approval of a pioneer Land Use Permit for the Gahcho Kué diamond mine was obtained. Based on this approval the Company believes that all further permits will be of a procedural nature and when considered in connection with the other identified criteria to demonstrate technical feasibility and commercial viability (Note 3(vii)) of the Gahcho Kué Project, the Company will now capitalize all future development expenditures incurred related to the Gahcho Kué Project.

The Company currently has no source of revenues. In the years ended December 31, 2013, 2012 and 2011, the Company incurred losses, had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $35,133,368 at December 31, 2013, including $35,687,694 of cash and short-term investments, the Company has insufficient capital to finance its operations and the Company's share of development costs of the Gahcho Kué Project (Note 8) over the next 12 months. The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, rights offerings, credit and debt facilities, as well as the exercise of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company's ability to continue as a going concern.

The Company's audited consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

Authorization of Financial Statements

The audited consolidated financial statements for the year ended December 31, 2013 (including comparatives) were approved by the Board of Directors on March 25, 2014.

2. BASIS OF PRESENTATION

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The policies set out below were consistently applied to all the periods presented.

These financial statements were prepared under the historical cost convention, as modified by the revaluation of cash, short-term investments and available-for-sale financial assets at fair value.

3. SIGNIFICANT ACCOUNTING POLICIES

(i) Basis of Preparation
The consolidated financial statements are presented in accordance with IAS 1, *Presentation of Financial Statements.*

The Company has elected to present the 'Statements of Comprehensive Loss' as a single financial statement with its statements of loss, titled 'Consolidated Statements of Comprehensive Loss'.

The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below.

(ii) Basis of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary:

- Camphor Ventures Inc. (100% owned - inactive)

The Company's interest in the Gahcho Kué Project has been proportionally consolidated (see Note 8).

A subsidiary is an entity controlled by the Company. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. A subsidiary is included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company has determined that its interest in the Gahcho Kué Project through its joint arrangement is a joint operation under IFRS 11 and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company's interest in the Gahcho Kué Project is bound by a contractual arrangement establishing joint control over the project through required unanimous consent of each of the Participants for strategic, financial and operating policies of the Gahcho Kué Project. The Gahcho Kué Project management committee has two representatives of each of Mountain Province and De Beers Canada. The Participants have appointed De Beers Canada as the operator of the Gahcho Kué Project.

(iii) Foreign Currency
The Company's presentation currency is the Canadian Dollar ("CAD"). The functional currency of the Company and its subsidiaries is the Canadian Dollar.

In preparing the consolidated financial statements, transactions in currencies other than the Company's functional currency, known as foreign currencies, are recognized at the rates of exchange prevailing at the dates of the transactions.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

At the end of each reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are re-translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise and presented in consolidated Statements of Comprehensive Loss within Office and administration.

In the year ended December 31, 2013, $1,482 of foreign exchange loss was recognized in Office and administrative costs, in the Company's consolidated Statements of Comprehensive Loss (December 31, 2012 - $6,792; December 31, 2011 - $241,564).

(iv) Interest income

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on the basis of time that has passed, by reference to the principal outstanding and at the effective interest rate applicable.

(v) Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based payment transactions are set out in Note 10.

The fair value determined at the grant date of the equity-settled share-based payments is expensed to the consolidated Statement of Comprehensive Loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.

Equity-settled share-based payment transactions with parties other than employees, if any, are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(vi) Income Taxes and Deferred Taxes

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense or benefit is recognized in the consolidated Statements of Comprehensive Loss except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the consolidated Statements of Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carryforwards, and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiary, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly into equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity respectively.

(vii) *Mineral properties and exploration and evaluation costs and development costs*
Exploration and evaluation ("E&E") costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

Exploration and evaluation costs consist of:
• gathering exploration data through topographical and geological studies;
• exploratory drilling, trenching and sampling;
• determining the volume and grade of the resource;
• test work on geology, metallurgy, mining, geotechnical and environmental; and
• conducting and refining engineering, marketing and financial studies.

Costs in relation to these activities are expensed as incurred until such time that the technical feasibility and commercial viability of extracting the mineral resource are demonstrable. At such time, mineral properties are assessed for impairment, and an impairment loss, if any, is recognized, and future development costs will be capitalized to assets under construction.

The key factors management use in determining technical feasibility and commercial viability of the Gahcho Kué Project are demonstrable are the following;
• completion of a feasibility study;

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

•   obtaining required permitting to construct the Gahcho Kué Project;
•   completion of an evaluation of the financial resources required to construct the Gahcho Kué Project ;
•   availability of financial resources necessary to commence development activities to construct the Gahcho Kué Project;
•   management's determination that a satisfactory return on investment, in relation to the risks to be assumed, is likely to be obtained.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property. These assets are recognized at fair value, or relative fair value if applicable. Acquired capitalized exploration and evaluation consists of:
•   interest in exploration properties,
•   amounts paid for acquired rights associated with exploration properties, and
•   amounts paid in connection with sunk cost repayments (Note 8).

(viii) *Property and equipment*

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary to put the asset into use, as well as the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Replacement cost, including major inspection and overhaul expenditures are capitalized for components of property, plant and equipment, which are accounted for separately.

Development costs are capitalized under assets under construction. Expenditures, including engineering to design the size and scope of the project, environmental assessment and permitting and borrowing costs are capitalized to assets under construction.

Amortization is provided on property, plant and equipment. Amortization is calculated so as to write off the cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and amortization method are reviewed at the end of each annual reporting period. Mineral properties are not amortized until the properties to which they relate are placed into commercial production, at which time the costs will be amortized on a unit-of-production method following commencement of commercial production. Assets under construction are not amortized; rather it is deferred until the asset is ready for use, at which point the deferred amount is transferred to the appropriate asset category and amortized as set out below.

Office furniture	five years, straight line
Vehicles	five years, straight line
Production equipment	five years, straight line
Computer equipment	three years, straight line
General infrastructure	ten years, straight line
Mining & treatment equipment	ten years, straight line
Earth moving equipment	estimated hours
Assets under construction	not depreciated until production

(ix) *Impairment of non-financial assets*

The carrying value of the Company's capitalized Mineral Properties and property and equipment is assessed for impairment when indicators of such impairment exist. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset's value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit ("CGU"). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or Company's other group of assets. The Company has determined that it operates one CGU.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to the consolidated Statements of Comprehensive Loss so as to reduce the carrying amount to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated Statements of Comprehensive Loss.

(x)   Financial Instruments
Financial instruments are classified into one of the following four categories: loans and receivables; fair value through profit or loss; held-to-maturity; and available-for-sale. Financial assets are initially measured at fair value. Subsequent measurement and recognition of the changes in fair value of financial instruments depends upon their initial classifications, as follows:

•   Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the consolidated Statements of Comprehensive Loss.

•   Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized as Other Comprehensive Income ("OCI") in the consolidated Statements of Comprehensive Loss, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the consolidated Statements of Comprehensive Loss.

•   Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method.

•   Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a short period, to the net carrying amount on initial recognition.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

The Company has classified its financial instruments as follows:

Asset/Liability	Classification	Measurement
Cash	Fair Value through Profit and Loss	Fair Value
Short-term investments	Fair Value through Profit and Loss	Fair Value
Amounts receivable	Loans and Receivables	Amortized Cost
Marketable securities	Available-for-Sale	Fair Value
Accounts payable and accrued liabilities	Other liabilities	Amortized Cost

The Company's cash consists of balances with banks. Short-term investments are investments with original maturities of greater than three months when acquired (see Note 5).

The Company had no held-to-maturity financial assets at December 31, 2013 and December 31, 2012.

The market values of marketable securities are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations.

The fair values of the Company's amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments.

Derivative financial liabilities
Derivative instruments, including embedded derivatives, are recorded at their fair value on the date the derivative contract is entered into. They are subsequently remeasured at their fair value at each consolidated Balance Sheet date, and the changes in the fair value are recognized in the consolidated Statements of Comprehensive Loss. Fair values for derivative instruments are determined using valuation techniques, including assumptions based on market conditions existing at the date of the consolidated Balance Sheets.

Warrants denominated or exercisable in a foreign currency different from the functional currency of the Company meet the definition of a derivative financial liability and are fair valued at each consolidated Balance Sheet date using the Black-Scholes option pricing model, with changes in the fair value recognized in the consolidated Statements of Comprehensive Loss. There are no derivative financial liabilities as at December 31, 2013 or 2012.

(xi) *Provisions*
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying a risk-free discount rate. The increase in the provision due to passage of time is recognized as accretion expense. The Company does not have any provisions as of December 31, 2013 other than the provision for decommissioning and restoration associated with the Mineral Properties.

The Company records as decommissioning and restoration liability the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred. The nature of these decommissioning and restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

The obligation generally arises when the asset is installed or the ground and/or environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized if the Company has a related asset on its balance sheet, or expensed as part of exploration and evaluation expenditures if no asset exists. Over time, the discounted liability is increased for the change in present value. The periodic unwinding of the discount is recognized in the consolidated Statement of Comprehensive Loss as a finance cost called "accretion expense on decommissioning and restoration liability". Additional disturbances or changes in rehabilitation costs will be recognized as additional capitalized costs (or exploration and evaluation expense depending on whether there was a related asset when the liability was initially recognized) and additional decommissioning and restoration liability when they occur. If it is determined that the expected costs for decommissioning and restoration are reduced, the change in the present value of the reduction is recorded as a reduction in the capitalized costs (or a charge against exploration and evaluation expense), and a reduction of the decommissioning and restoration liability. For closed sites, changes to estimated costs are recognized immediately in the consolidated Statement of Comprehensive Loss.

(xii)   Loss per share
Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares divided by the weighted average number of shares outstanding during the period.

Diluted loss or earnings per share is calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and warrants. The denominator is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options and warrants with exercise prices below the average market price for the year.

(xiii)   New accounting policies
The Company adopted the following new standards and interpretations issued by the IASB or International Financial Reporting Standards Interpretation Committee ("IFRIC") as of January 1, 2013.

IFRS 10 *Consolidated Financial Statements*
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces SIC-12 *Consolidation – Special Purpose Entities* and parts of IAS 27 *Consolidated and Separate Financial Statements*. The adoption of IFRS 10 did not have a material effect on our consolidated financial statements.

IFRS 11 *Joint Arrangements*
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation, the venturer recognizes its share of each of the assets, liabilities, revenue and expenses of the joint operation. IFRS 11 supersedes IAS 31, *Interests in Joint Ventures*, and SIC-13 *Jointly Controlled Entities – Non-monetary Contributions by Venturers*. The Company has determined that its interest in its Gahcho Kué Project through its joint arrangement, is a joint operation under IFRS 11 and, accordingly have recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The adoption of IFRS 11 did not have a material effect on our consolidated financial statements.

IFRS 13 *Fair Value Measurement*
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS statements. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The disclosures required under IFRS 13 for the consolidated financial statements have been included in Note 5.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

IFRIC 20 – *Stripping Costs in the Production Phase of a Surface Mine*
IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when stripping improves access to further quantities of material that will be mined in future periods. The adoption of IFRS 11 did not have a material effect on our consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures
IAS 28 was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it also addresses joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of the amendment. The adoption of the amended standard did not have a material effect on the consolidated financial statements.

(xiv) *Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company*

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all of the relevant pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company's financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's financial statements and are therefore not discussed below.

IFRS 9 – Financial Instruments
The IASB issued IFRS 9 "Financial Instruments" ("IFRS 9") which proposes to replace IAS 39 "Financial Instruments: recognition and measurement". The replacement standard has the following significant components: establishes two primary measurement categories for financial assets — amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management, as well as enhancements to the disclosures about hedge accounting and risk management. Additionally as the impairment guidance in IFRS 9, as well as certain limited amendments to the classification and measurement requirements of IFRS 9 is not yet complete, the previously mandated effective date of IFRS 9 of January 1, 2015, has been removed. Entities may apply IFRS 9 before the IASB completes the amendments, but are not required to. The Company has not yet determined the impact of adoption of IFRS 9 and will evaluate the impact of the change to its financial statements based on the characteristics of its financial instruments at the time of adoption.

IFRIC 21 - Levies
IFRIC 21 Levies ("IFRIC 21") was issued in May 2013 and is an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event ("obligating event"). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is assessing the impact of this new standard, if any, on the consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

IAS 32 – Offsetting Financial Assets and Liabilities
IAS 32 was amended to clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. This amendment also clarifies when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. Amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company intends to adopt the amendments to IAS 32 in its consolidated financial statements for the annual period beginning January 1, 2014. The Company does not expect the amendments to have a material impact on the consolidated financial statements.

4.   **SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS**

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)   Significant judgments in applying accounting policies
The areas which require management to make significant judgments in applying the Company's accounting policies in determining carrying values include, but are not limited to:

a)   *Mineral reserves*
The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven mineral reserves or measured and indicated and inferred mineral estimates may impact the carrying value of the properties.

b)   *Impairment analysis – mineral properties*
As required under IFRS 6 – Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets ("IAS 36"), the Company reviewed its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company's assessment is that as at December 31, 2013, no impairment in the carrying value of its mineral properties had occurred.

c)   *Determination of development phase*
The Company applies significant judgment when determining and assessing its criteria used to determine technical feasibility and commercial viability is demonstrable. The Company determined that the Gahcho Kué Project has met the key factors used by management and, accordingly, that all costs of development activities will be capitalized to mineral properties.

ii)   Significant accounting estimates and assumptions
The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

a)   *Mineral reserves and resources*

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

b)   *Impairment analysis - mineral properties*

As required under IFRS 6 – Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets ("IAS 36"), the Company reviewed its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Upon the Company's determination of technical feasibility and commercial viability an impairment test of the capitalized costs related to the Gahcho Kué Project was completed. IAS 36 requires the Company to make certain estimates in respect of recoverability of the asset, including estimated development costs, life of mine, discount rates and diamond prices. The Company's assessment is that there is no impairment in the carrying value of its mineral properties.

d)   *Provision for decommissioning and restoration*

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

e)   *Stock options*

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

f)   *Deferred taxes*

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of any tax losses or deductible temporary differences.

5.   FAIR VALUE MEASUREMENT

For financial instruments recorded at fair value, the Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company's financial assets as at December 31, 2013 and December 31, 2012 measured at fair value are summarized in the following table:

	December 31, 2013		
	Level 1	Level 2	Level 3
Cash	$ 11,344,472	$ -	$ -
Short-term investments	-	24,343,222	-
Marketable securities	3,590	-	-

	December 31, 2012		
	Level 1	Level 2	Level 3
Cash	$ 274,696	$ -	$ -
Short-term investments	-	47,418,997	-
Marketable securities	9,521	-	-

Short-term investments at December 31, 2013 and December 31, 2012 are cashable guaranteed investment certificates ("GICs") held with a major Canadian financial institution. GICs are measured using a discounted cash flow model, the future value of the GIC is discounted to the reporting period using the market interest rate.

The quoted market value of marketable securities at December 31, 2013 and December 31, 2012 was $3,590 and $9,521, respectively. The original cost of these marketable securities at December 31, 2013 and December 31, 2012 was $4,632 for both periods.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The carrying amounts by classification are:

	Balance as at	
	December 31, 2013	December 31, 2012
Financial assets		
Fair Value Through Profit or Loss		
Cash	$ 11,344,472	$ 274,696
Short-term investments	24,343,222	47,418,997
Loans and Receivables		
Amounts receivable	614,609	337,907
Available-for-Sale		
Marketable securities	3,590	9,521
Financial liabilities		
Financial liabilities measured at amortized cost		
Accounts payable and accrued liabilities	(13,949,350)	(2,109,984)

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

The Company had no transactions with marketable securities classified as available-for-sale during the year ended December 31, 2013 or the year ended December 31, 2012.

Financial Instruments Risks

The Company has examined the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk for its amounts receivable is summarized as follows:

	December 31, 2013	December 31, 2012
0-30 days	$ 572,551	$ 279,107
30 to 90 days	-	39,200
More than 90 days	42,058	19,600
Total	$ **614,609**	$ 337,907

On December 31, 2013 and December 31, 2012, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company's cash and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. The short-term investments are in the form of guaranteed investment certificates ("GICs") and are cashable in whole or in part, with interest, at any time to maturity. Management actively monitors the Company's exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax ("HST") refunds receivable in the amount of approximately $572,551 (December 31, 2012 – approximately $153,500).

The Company's current policy is to invest excess cash in GICs. It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process (see Note 1). The Company's financial liabilities comprise its accounts payable and accrued liabilities, all of which are due within the next 12 month period. Other than minimal office space rental commitments, there are no other operating lease commitments.

Market risk

The Company's marketable securities are classified as available-for-sale, and are subject to changes in the market prices. They are recorded at fair value in the Company's financial statements, based on the closing market value at the end of the period for each security included. The original cost of the marketable securities is $4,632. The Company's exposure to market risk is not considered to be material.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

Foreign currency sensitivity

The Company is exposed to foreign currency risk at the balance sheet date through its U.S. denominated accounts payable and cash. A 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an approximate $3,400 (December 31, 2012 - $8,000) decrease or increase, respectively, in both net and comprehensive loss. The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and U.S. dollar. Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest rate sensitivity

The Company has no significant exposure at December 31, 2013, 2012 or 2011 to interest rate risk through its financial instruments. The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term. The Company has no interest-bearing debt.

6.   **ADVANCES, PREPAID EXPENSES, AND SUPPLIES**

	December 31, 2013	December 31, 2012
Advances	$ -	$ 115
Prepaid expenses	6,749,843	722,287
Supplies	488,411	-
Reclamation deposit	5,538,571	-
	$ 12,776,825	$ 722,402

Supplies consist of $304,607 of diesel fuel and $183,804 of spare parts as at December 31, 2013.

Reclamation deposit is made for the Gahcho Kué Project for the short-term.

7.   **PROPERTY AND EQUIPMENT**

The Company's property and equipment as at December 31, 2013 and December 31, 2012 are as follows:

	Office furniture	Vehicles	Production equipment	Computer equipment	General infrastructure	Earthmoving equipment	Mining & Treatment equipment	Assets under construction	Total
Cost									
At January 1, 2012	$ -	$ 58,155	$ 7,473	$ 1,206	$ -	$ -	$ -	$ -	$ 66,834
Additions	32,996	1,837	(1,838)	6,616	7,326	-	-	77,094	124,031
At December 31, 2012	32,996	59,992	5,635	7,822	7,326	-	-	77,094	190,865
Additions	5,881	668,271	57,171	952	985,837	1,773,510	105,450	12,204,208	15,801,280
At December 31, 2013	$ 38,877	$ 728,263	$ 62,806	$ 8,774	$ 993,163	$ 1,773,510	$ 105,450	$ 12,281,302	$ 15,992,145
Accumulated depreciation									
At January 1, 2012	$ -	$ (22,220)	$ (1,121)	$ (268)	$ -	$ -	$ -	$ -	$ (23,609)
Depreciation	(6,049)	(12,274)	(851)	(1,950)	(122)	-	-		(21,246)
At December 31, 2012	(6,049)	(34,494)	(1,972)	(2,218)	(122)	-		-	(44,855)
Depreciation	(8,070)	(53,225)	(10,873)	(3,560)	(145,431)	(37,287)	(888)	-	(259,334)
At December 31, 2013	$ (14,119)	$ (87,719)	$ (12,845)	$ (5,778)	$ (145,553)	$ (37,287)	$ (888)	$ -	$ (304,189)
Carrying amounts									
At December 31, 2012	$ 26,947	$ 25,498	$ 3,663	$ 5,604	$ 7,204	$ -	$ -	$ 77,094	$ 146,010
At December 31, 2013	$ 24,758	$ 640,544	$ 49,961	$ 2,996	$ 847,610	$ 1,736,223	$ 104,562	$ 12,281,302	$ 15,687,956

44

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

During the year ended December 31, 2013, the Company through its 49% share in the Gahcho Kué Project capitalized assets under construction totaling $12,204,208. Included in this amount is construction equipment which was brought to site for future construction use.

8.   MINERAL PROPERTIES

The Company holds a 49% interest in the Gahcho Kué Project located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The arrangement between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the "2009 Agreement"). The Company considers that the operator of the Gahcho Kué Project is a related party under IAS 24 – *Related Parties*.

The 2009 Agreement's provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and represents a joint arrangement in accordance with IFRS 11. The arrangement is not structured through a legal entity or vehicle separate from the Company and De Beers Canada and accounts for the Project as a joint operation in accordance with IFRS 11. The Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint operation, and recorded them in its consolidated financial statements.

Under a previous agreement (the "2002 Agreement") in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the "Participants") under which:
  (a)   The Participants' continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company's interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;
  (b)   Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
  (c)   Each Participant will contribute their proportionate share to the future project development costs;
  (d)   Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
  (e)   The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;
  (f)   The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company's share of the agreed historic sunk costs on the following schedule:
  • $200,000 on execution of the 2009 Agreement (the Company's contribution to the 2009 Joint Arrangement expenses to date of execution of the 2009 Agreement – paid and expensed);
  •   Up to $5.1 million in respect of De Beers Canada's share of the costs of the feasibility study; (paid - $4,417,421 to December 31, 2012, included in "Mineral Properties"; no further payments are expected);
  • $10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011, included in "Mineral Properties");
  • $10 million following the issuance of the construction and operating permits;
  • $10 million following the commencement of commercial production; and
  •   The balance of approximately $24.4 million plus accumulated interest within 18 months following commencement of commercial production.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Mineral Properties as "acquired exploration and evaluation".

The continuity of the Mineral Properties is as follows:

Balance, January 1, 2011	$ 35,901,973
Change in expected decommissioning and restoration liability	410,593
Amounts capitalized for sunk cost repayments in the year	10,237,929
Balance, December 31, 2011	$ 46,550,495
Change in expected decommissioning and restoration liability	78,965
Amounts capitalized for sunk cost repayments in the year	51,059
Balance, December 31, 2012	$ 46,680,519
Change in expected decommissioning and restoration liability	(1,083,990)
Amounts capitalized for sunk cost repayments in the period	-
Balance, December 31, 2013	$ 45,596,529

The Company's proportional interest (49%) of commitments made by the operator of the Gahcho Kué Project is $31,609,307 at December 31, 2013.

The total commitments are as follows:

	2014	2015	2016	Total
Future Gahcho Kué Project commitments	$ 25,296,426	$ 6,164,608	$ 148,273	$ 31,609,307

9.   DECOMMISSIONING AND RESTORATION LIABILITY

The Gahcho Kué Project decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Expected undiscounted cash flows	$ 13,849,717	$ 13,484,544
Discount rate	4.10%	2.38%
Periods	between 2015 and 2028	between 2014 and 2028
With probabilities between	10% and 70%	10% and 70%

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

The continuity of the decommissioning and restoration liability at December 31, 2013 is follows:

	Year ended December 31, 2013		Year ended December 31, 2012		Year ended December 31, 2011
Balance, beginning of year	$	**6,284,770**	$ 6,178,004	$	5,704,096
Change in estimate of discounted cash flows for the year		**(1,083,990)**	78,965		410,593
Accretion recorded during the year		**23,882**	27,801		63,315
Balance, end of the year	$	**5,224,662**	$ 6,284,770	$	6,178,004

10.   SHAREHOLDERS' EQUITY

i.   Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

ii.   Share capital

The number of common shares issued and fully paid as at December 31, 2013 is 100,501,351. There are no shares issued but not fully paid.

On November 27, 2013**,** the Company closed a non-brokered private placement of common shares for gross proceeds of $29,446,000. The Company issued 5,889,200 common shares at a price of $5.00 per share. Transaction costs in the amount of $567,330 were paid in relation to the private placement and share issuance costs of $71,169 were incurred in connection with the private placement. The shares are subject to a four month hold period, expiring on March 26, 2014.

On November 28, 2012, the Company closed a Rights Offering for gross proceeds of approximately $47.1 million. Under the Rights Offering, each registered holder of common shares of the Company as of the record date established as October 30, 2012, received one right (a "Right") for each share held. Six (6) Rights plus the sum of $3.50 (the "Subscription Price") were required to subscribe for one share ("Rights Share"). The Rights expired on November 28, 2012 (the "Expiry Date") with unexercised Rights becoming void and without value. The Rights were listed on the TSX until their expiry.

The Company entered into a stand-by agreement with Bottin (International) Investments Ltd. ("Bottin") under which Bottin undertook to fully subscribe for those Rights Shares not otherwise subscribed for on the Expiry Date.

A total of 65,100,414 Rights were exercised by shareholders for 10,850,069 shares, and Bottin subscribed to an additional 2,602,524 Rights Shares for the Rights not otherwise subscribed for on the Expiry Date, under the stand-by agreement. Fees charged by Bottin in connection with the stand-by agreement have been recorded as share issuance costs (Note 13).

In 2011, the remaining 2,658,866 warrants outstanding were exercised before expiry for gross proceeds of $7,242,471 (2010 – 558,124 warrants for gross proceeds of $1,251,928). The warrants issued August 4, 2009 were exercisable for either $2.00 Canadian or $1.73 US. As they could be exercised in a foreign currency different than the functional currency of the Company, they met the definition of a financial liability. They were revalued at fair value at each period using the Black-Scholes option pricing model. The reevaluation of these warrants generated an accounting gain of $489,481 in the year ended December 31, 2011.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

iii.   Stock Options and Share-based Payments Reserve

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the "Plan") which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company's issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 10,050,135 shares, and as at December 31, 2013, there were 8,850,135 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	December 31, 2013		December 31, 2012		December 31, 2011	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	**794,000**	**$ 2.12**	964,000	$ 2.16	1,084,635	$ 1.69
Granted during the year	**850,000**	**4.89**	200,000	4.84	150,000	6.13
Exercised during the year	**(444,000)**	**1.26**	(370,000)	1.63	(270,635)	2.46
Balance at end of the year	**1,200,000**	**$ 5.04**	794,000	$ 2.12	964,000	$ 2.16
Options exercisable at the end of the year	**1,100,000**		794,000		964,000	

The fair value of the 850,000 stock options granted during the year ended December 31, 2013 has been estimated on the date of the grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. 200,000 stock options were granted in the year ended December 31, 2012 and valued using the assumptions below and 150,000 stock options were granted in the year ended December 31, 2011 and valued using the assumptions below.

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Exercise price	$ 4.06 - $5.28	$ 4.84	$ 6.13
Expected volatility	42.17% - 44.04%	66.29%	60.22%
Expected option life	3.00 - 3.50 years	3.50 years	5 years
Expected forfeiture	none	none	none
Expected option cancellation	none	none	none
Expected dividend yield	0%	0%	0%
Risk-free interest rate	1.14% - 1.77%	1.50%	2.46%

During the year ended December 31, 2013, 444,000 stock options were exercised for gross proceeds of $559,440 (December 31, 2011 – 270,635 stock options were exercised for gross proceeds of $665,000; December 31, 2011 – 270,635 stock options were exercised for gross proceeds of $665,000). The market price of stock options exercised during the year ended December 31, 2013 was $2,261,240 (December 31, 2012 - $1,826,200; December 31, 2011 - $1,543,610).

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

The following tables reflect the Black-Scholes values (share-based payments reserve amounts), the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at December 31, 2013 and December 31, 2012.

At December 31, 2013

Expiry Date	Black-Scholes Value	Number of Options	Exercise Price
January 9, 2016	487,085	150,000	6.13
March 8, 2017	463,500	200,000	4.84
January 31, 2018	133,700	100,000	4.08
March 10, 2018	129,300	100,000	4.06
March 17, 2018	64,250	50,000	4.11
May 13, 2018	156,700	100,000	5.00
July 2, 2018	802,500	500,000	5.28
	$ 2,237,035	1,200,000	5.04

At December 31, 2012

Expiry Date	Black-Scholes Value	Number of Options	Exercise Price
November 23, 2013	$ 283,272	444,000	1.26
January 9, 2016	487,085	150,000	6.13
March 8, 2017	463,500	200,000	4.84
	$ 1,233,857	794,000	2.12

The weighted average remaining contractual life of the options outstanding at December 31, 2013 is 3.89 years (December 31, 2012 - 2.12 years).

The share-based payments recognized as an expense for each year are:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Expense recognized in the year for share-based payments	$ 1,240,821	$ 463,500	$ 487,085

The share-based payments expense for the years ended December 31, 2013, 2012 and 2011 is recorded in consulting fees.

Subsequent to the year-end, as detailed in the table below, stock options were granted by the Board of Directors. The fair value of the stock options has been estimated on the date of the grant using the Black-Scholes option pricing model, using the assumptions below, and total $274,600. The expected volatility is calculated by reference to the weekly closing price of the Company's publicly traded shares for a period that reflects the expected life of the options.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

Date of grant		February 14, 2014
Number of options granted		200,000
Fair Value per option	$	1.373
Fair Value total for grant	$	274,600
Term of option		5 years
Vesting		immediate
Assumptions:		
Exercise price	$	5.29
Expected volatility		38.19%
Expected option life (years)		3
Expected forfeiture		none
Expected option cancellation		none
Expected dividend yield		0%
Risk-free interest rate		1.21%

i.   *Loss Per Share*

The following table sets forth the computation of basic and diluted loss per share:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Numerator			
Net loss for the year	$ (26,603,938)	$ (3,337,610)	$ (11,538,935)
Denominator			
For basic - weighted average number of shares outstanding	94,838,537	82,191,626	79,553,515
Effect of dilutive securities	-	-	-
For diluted - adjusted weighted average number of shares outstanding	94,838,537	82,191,626	79,553,515
Loss Per Share			
Basic	$ (0.28)	$ (0.04)	$ (0.15)
Diluted	$ (0.28)	$ (0.04)	$ (0.15)

For the year ended December 31, 2013, stock options totaling 1,200,000 (December 31, 2012 – 794,000 stock options; 2011 – 964,000 stock options) are not included in the calculation of diluted earnings per share since to include them would be anti-dilutive.

ii.   *Shareholder Rights Plan*

On September 7, 2010, the Board of Directors of the Company approved an amended Shareholder Rights Plan (the "Rights Plan"), which was ratified by the shareholders at the Annual General Meeting on November 18, 2010. The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

11.   INCOME TAXES

Rate Reconciliation
The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2012 and 2011 – 26.5%):

	December 31, 2013	December 31, 2012	December 31, 2011
Loss before income taxes	$ (26,603,938) $	(3,337,610) $	(11,538,935)
	26.5%	26.5%	26.50%
Tax recovery calculated using statutory rates	(7,050,044)	(884,467)	(3,057,818)
Non-taxable portion of gain on Kennady Diamond asset transfer	-	(1,420,618)	-
(Expenses not deductible) earnings not taxable	329,796	123,904	69,491
Change in tax benefits not recognized	6,720,248	2,181,181	2,988,327
Income tax expenses (recovery)	-	-	-

Unrecognized deferred tax assets
Deductible temporary differences for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2013	December 31, 2012
Mineral properties	$ 85,636,713 $	59,372,002
Property and equipment	463,248	203,914
Decommissioning and restoration liability	5,224,662	6,284,770
Loss carryforwards	10,705,056	8,635,923
Share issuance cost	1,468,812	1,672,149
	$ 103,498,491 $	76,168,758

As at December 31, 2013, the Company had the following non-capital losses available for carryforward and certain other tax attributes as follows:

	Amounts	Expiry Date
Tax basis of mineral properties	$ 109,620,000	Indefinite
Tax basis of property and equipment	$ 16,151,000	Indefinite
Loss carryforwards	$ 10,705,000	2026-2032

12.   OTHER COMMITMENTS

The total future minimum lease payments for office space by the Company under non-cancellable operating leases are as follows:

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

	2014	2015	2016	2017	Total
Future minimum lease payments	$ 142,256	$ 142,256	$ 142,256	$ 11,855	$ 438,623

13. RELATED PARTIES

The Company's related parties include the operator of the Gahcho Kué Project, Bottin, key management and their close family members, and the Company's directors. Kennady Diamonds Inc. ("Kennady Diamonds") is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company's directors, Bottin, the operator of the Gahcho Kué Project, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Project relate to the funding of the Company's interest in the Gahcho Kué Project for the current year's expenditures and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

	Notes	December 31, 2013	December 31, 2012	December 31, 2011
The total of the transactions:				
Bottin - Stand-by Fee under Stand-by Agreement	10(ii)	$ -	$ 706,261	$ -
Kennady Diamonds		152,500	120,940	-
Remuneration		2,457,759	1,477,715	1,450,068
Payable to the operator of the Gahcho Kué Project		5,647,892	685,290	-
Payable to key management personnel		357,967	30,180	313,000

The remuneration expense of directors and other members of key management personnel for the year ended December 31, 2013, 2012 and 2011 were as follows:

	Year ended December 31 2013	Year ended December 31, 2012	Year ended December 31, 2011
Consulting fees, director fees, bonus and other short-term benefits	$ 1,216,938	$ 1,014,215	$ 962,983
Share-based payments	1,240,821	463,500	487,085
	$ 2,457,759	$ 1,477,715	$ 1,450,068

In accordance with IAS 24 *Related Parties*, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

14.   EXPLORATION AND EVALUATION COSTS

	December 31, 2013		December 31, 2012	December 31, 2011
Camp support and personnel	$ 1,001,910	$	490,166	$ 612,186
Transportation and fuel	1,871,771		425,617	354,599
Drilling	990,223		1,915,926	2,215,774
Permitting	3,469,838		3,862,311	2,765,156
Safety, health and environmental costs	44,574		42,818	416,342
De Beers overhead	1,866,632		1,349,607	679,841
Engineering, procurement and construction management	12,483,069		2,191,757	956,520
Other	109,066		373,420	1,032,167
Total	**$ 21,837,083**	$	10,651,622	$ 9,032,585

15.   CAPITAL MANAGEMENT

The Company considers its capital structure to consist of share capital, share-based payments reserve, and options. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company's main property, Gahcho Kué Project, is in the development and permitting stage, and as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned management of our properties and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company's capital for the reporting periods is summarized as follows:

	December 31, 2013	December 31, 2012
Share capital	$ 209,820,460	$ 180,170,247
Share-based payments reserve	2,191,406	1,233,857
Deficit	(120,817,633)	(94,213,695)
	$ 91,194,233	$ 87,190,409

There were no changes in the Company's approach to capital management during the year ended December 31, 2013. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

16.   SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
As at December 31, 2013 and 2012 and
For the Years Ended December 31, 2013, 2012 and 2011
In Canadian Dollars

17.   PLAN OF ARRANGEMENT WITH KENNADY DIAMONDS INC.

In January 2012, the Company announced that the Board of Directors had approved a proposal to spin-out the Company's 100%-controlled Kennady North project into a newly incorporated company, Kennady Diamonds, through a plan of arrangement and subject to regulatory, court and shareholder approvals.

On March 12, 2012, Kennady Diamonds and Mountain Province entered into an arrangement agreement (the "Arrangement") pursuant to which Mountain Province would transfer its interest in the Kennady North Project, including permits, mining claims, rights and title, in the Northwest Territories in Canada, and $3 million of cash, to Kennady Diamonds in exchange for one common share of Kennady Diamonds for every five common shares of Mountain Province outstanding. The Arrangement called for the share capital of Mountain Province to be reorganized into a new class of shares which would be distributed, with the Kennady Diamonds common shares, to the existing Mountain Province common shareholders.

The Arrangement was approved by the Board of Directors of Mountain Province and was subject to approval by two-thirds of the votes cast by holders of Mountain Province common shares, at a special meeting of Mountain Province shareholders held on April 25, 2012. The Mountain Province shareholders voted 99.57% in favour of the Arrangement. As well, on April 30, 2012, Mountain Province received final court approval for the Arrangement. Regulatory approval was obtained by the Toronto Stock Exchange and the TSX Venture Exchange.

The various transactions under the Arrangement were completed on July 6, 2012, the effective date of the Arrangement. The Company transferred the Kennady North Project and cash of $3 million to Kennady Diamonds in exchange for 16,143,111 shares of Kennady Diamonds which in turn were distributed to the Mountain Province shareholders on the basis of one Kennady Diamonds' share for every five shares of Mountain Province held by the shareholders.

The Company recorded the fair value of the transaction as a dividend-in-kind of $13.7 million. The fair value was calculated by applying the simple average of the closing share price for Kennady Diamonds on the TSX Venture Exchange for the first five days of its trading to the number of shares outstanding. The fair value in excess of the book value of the transferred assets was recorded as a gain on asset transfer to Kennady Diamonds of $10.7 million in the Company's Statement of Comprehensive Loss.

18.   SUBSEQUENT EVENT

On March 11, 2014, the Company entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy, on a bought deal basis by way of private placement, 3,000,000 common shares (the "Common Shares") of the Company, at a price of $5.10 per Common Share for gross proceeds of $15,300,000 ("the Offering").

On March 12, 2014, the Company has increased the size of its Offering to 3,500,000 common shares, at a price of $5.10 per Common Share for gross proceeds of $17,850,000.

CORPORATE INFORMATION

Registrar & Transfer Agent
Computershare Investor Services
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

T: 416-263-9200
E: service@computershare.com

Auditors
KPMG LLP
333 Bay Street, Suite 4600
Toronto, Ontario
M5H 2S5

Legal Counsel
Max Pinsky Personal
Law Corporation
1780 - 400 Burrard Street
Vancouver, B.C.
V6C 3A6

Head Office
Mountain Province Diamonds Inc.
161 Bay Street
Suite 2315, P.O. Box 216
Toronto, Ontario
M5J 2S1

T: 416-361-3562

Officers and Directors
Jonathan Comerford, MBA
Chairman

Patrick Evans
President, CEO and Director

Bruce Ramsden
Vice President Finance and CFO

Bruce Dresner, MBA, BA
Director

Peeyush Varshney, LL.B
Director

Carl G. Verley, B.Sc., P.Geo.
Director

David Whittle, CA
Director

Investor Relations
Patrick Evans
President and CEO

T: 416-361-3562
E: info@mountainprovince.com

www.mountainprovince.com



Mountain Province
DIAMONDS



www.mountainprovince.com